Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2015
Earnings available for fixed charges, as defined:
Net income	$42,353
Tax expense based on income	25,838
Fixed charges (a)	58,399
Earnings available for fixed charges, as defined	$126,590
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$55,810
Estimated interest cost within rental expense	930
Amortization of net debt premium, discount, and expenses	1,659
Total fixed charges, as defined	$58,399
Ratio of earnings to fixed charges	2.17
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$855
Adjustment to pretax basis	522
$1,377

Combined fixed charges and preferred stock dividend requirements	$59,776
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.12

(a)	Includes net interest related to uncertain tax positions.